UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.
(Translation of registrant's name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXPLANATORY NOTE

Profound Medical Corp. (the “Company”) furnished to the SEC a Report of Foreign Private Issuer on Form 6-K on May 9, 2024. The Company is furnishing this Form 6-K/A in order to replace all of the exhibits furnished on Form 6-K on May 9, 2024 with the exhibits set forth below. The purpose of this Form 6-K/A is to file the unaudited consolidated financial statements for the three months ended March 31, 2024 to correct an error which overstated revenue by $472,000 during the first quarter and to convert such financial statements from IFRS to U.S. GAAP.

Exhibits 99.1 and 99.2 of this Form 6-K/A are incorporated by reference into Profound Medical Corp.’s registration statement on Form F-10 (File No. 333-280236).

EXHIBIT INDEX

The following documents are attached as exhibits hereto and incorporated by reference herein:

Exhibit	Title
99.1	Unaudited Interim Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis
99.3	Form 52 – 109F2 – Certification of Interim Filings – CEO
99.4	Form 52 – 109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: March 7, 2025	/s/ Rashed Dewan
Rashed Dewan
Chief Financial Officer